UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of Orckit Communications Ltd. (Under Temporary Liquidation) (the "Company") is hereby incorporated by reference into the Proxy Statement of the Company, dated June 17, 2015 (the "Proxy Statement"), which was filed by the Company with the Securities and Exchange Commission on June 17, 2015, relating to the Company's Extraordinary General Meeting of Shareholders held on June 28, 2015 (the "General Meeting").

On July 1, 2015, the temporary liquidator of the Company, Adv. Lior Dagan (the "Temporary Liquidator"), received a revised offer from Gali Lieberman and Adv. Victor Teshuva to acquire the Company as a public shell company listed on the TASE (the "Teshuva/Liberman Revised Offer"). According to the Teshuva/Liberman Revised Offer, all terms and conditions of their original offer (which is summarized in the Proxy Statement) is valid, except for the transaction price, which is amended to NIS 800,000 (approximately $200,000), plus 10% of the investors' gains arising, directly or indirectly, from the sale of the Company's shares and/or any other transaction, plus any such gains in excess of NIS 300,000 (net of said 10%) and up to the sum of NIS 100,000.

On July 1, 2015, following the receipt of the Teshuva/ Liberman Revised Offer, the Temporary Liquidator received a letter on behalf of Mr. Izhak Tamir and May Patents Ltd. containing a revised proposal (the "Tamir/May Revised Proposal"). According to the Tamir/May Revised Proposal, all terms and conditions of their original proposal (which is summarized on the Company's Form 6-K, dated June 26, 2015)  is valid, except that the bidding procedure for the sale of the Company as a public shell company will be in accordance with the terms set forth under the Teshuva/Liberman Revised Offer, and if the bidding procedure will not result in a higher bid than the bid proposed for the acquisition of the Company as a public shell company in accordance with the Teshuva/Liberman Revised Offer and the Teshuva/Liberman Revised Offer will no longer be in effect, then, following the Arrangement described in the Proxy Statement, Mr. Tamir will acquire the Company as a public shell company on the same terms and conditions as the Teshuva/Liberman Revised Offer, except that NIS 800,000 will be replaced with NIS 900,000.

An amended proxy card that shareholders may use to vote, in accordance with the instructions set forth in the Proxy Statement, is attached hereto.

Votes via proxy will be accepted until July 5, 2015 at 2:00 p.m., Israel time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: July 2, 2015	By:	/s/ Lior Dagan
Lior Dagan, Adv.
Temporary Liquidator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Exhibit 99.1	Amended Proxy Card for Extraordinary General Meeting of Shareholders.